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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                                February 4, 2004

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                      China Life Insurance Company Limited
                 (Translation of registrant's name into English)

                                16 Chaowai Avenue
                                Chaoyang District
                              Beijing 100020, China
                             Tel: (86-10) 8565-9999
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                            Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                           -----------

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                 Yes [_]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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On February 4, 2004, China Life Insurance Company Limited issued a clarification announcement, a copy of which is attached as Exhibit 99.1 hereto.

                                  EXHIBIT LIST
                                  ------------

Exhibit  Description

99.1     Statement, dated February 3, 2004.

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                                   SIGNATURES
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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       China Life Insurance Company Limited
                                     -------------------------------------------
                                                    (Registrant)

                               By:               /s/ Miao Fuchun
                                     -------------------------------------------
                                                    (Signature)

                               Name:    Miao Fuchun
 Date: February 4, 2004        Title:   Director and Vice President





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                                                                    EXHIBIT 99.1

                                 [Company Logo]
                China Life Insurance Company Limited ("Company")
                          [Chinese name of the Company]

                           CLARIFICATION ANNOUNCEMENT

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     This announcement clarifies recent reports appearing in certain media concerning the audit findings of the National Audit Office of PRC.
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It was reported in certain media that certain irregularities were found by the
National Audit Office of PRC the "CNAO" in its audit of China Life Insurance Company ("CLIC") in year 2003. CLIC is the state-owned predecessor to the Company. The Company was formed in June 2003 in connection with CLIC's restructuring. The Company wishes to clarify as follows:-

1. It is the routine practice of the CNAO to conduct a yearly review and audit of the affairs of state-owned enterprises, financial institutions and government departments. In year 2003, the CNAO selected CLIC as one of the companies that would be subject to their yearly review. The audit on CLIC covered a period up to 2002, prior to the restructuring.

2. The allegation that CLIC was involved in irregularities "involving more than 35 billion yuan" as reported in The Standard on 2 February 2004 is inaccurate. In addition, certain other media combined the audit results of CLIC together with other companies unrelated to CLIC without distinguishing between the specific findings relating to each company. In the abstract of the Auditor-General's speech (the "Abstract") made on 30 January 2004 as published on the CNAO's website (www.audit.gov.cn), there is no mentioning of any irregularities in relation to the amount of more than 35 billion yuan specifically identified to relate to CLIC.

The Abstract mentions certain irregularities in relation to CLIC. However, the Company has not seen the CNAO's report referred to the Abstract. The Company will make further announcements as necessary when additional information becomes available to it.

Made by the order of the Board of the Company, the directors of which individually and jointly accept responsibility for the accuracy of this announcement.

                                           By Order of the Board of
                                     China Life Insurance Company Limited
                                                Heng Kwoo Seng
                                              Company Secretary

Hong Kong, 3 February 2004